Issuer Free Writing Prospectus Filed pursuant to Rule 433 June 26, 2015 Registration Statement No. 333-203433

FIXED INCOME AND CURRENCIES

Callable Fixed Rate Notes

An overview of Fixed Rate Callable and Step-Up Callable Notes

What are Callable Notes?
Callable Notes are securities  with a “call” option that allow the issuer to redeem the security prior to its maturity  at par. The investor, in return  on the uncertain maturity  date, will receive an above-market interest rate. The issuer may call these securities  when the current interest  rate drops below the interest  rate onthe security.

What are the benefits of investing in Callable Notes?
Callable Notes are beneficial to investors who believe the current interest  rate will either remain  the same or increase.  If this were to happen, the issuer will most likely not call the notes and the investor will enjoy a higher interest  rate payments (compared to the current interest  rate) until maturity.

What are the risks of investing in Callable Notes?
Since the call option can only be exercised by the issuer, not the investor, Callable Notes can be risky for investors who are interested in steady income and predictable maturity  dates. This risk increases if the current interest  rate is expected to drop.

What are some different types of Callable Notes?
Fixed Rate Callable Notes have “fixed” interest rates for their entire term. These notes offer investors higher yields versus vanilla benchmarks. Issuer has the right to redeem the notes early in exchange for coupon payments potentially  higher than non-structured bonds  of similar credit quality.

Step-Up  Callable Notes have a “fixed” interest  rate for a specific period which increases at predetermined dates in the future. The issuer has the right to redeem the notes early in exchange for coupon payments potentially  higher than non-structured bonds  of similar credit quality.
FIXED RATE CALLABLE NOTES HYPOTHETICAL  EXAMPLE
Issuer: Royal Bank of Canada
Term: 5 Years
Call schedule: Semi-Annual
Coupon: Semi-Annual
Coupon Rate: 2.25%

STEP-UP  CALLABLE NOTES HYPOTHETICAL  EXAMPLE
Issuer: Royal Bank of Canada
Term: 15 Years
Call schedule: Callable every 5 years
Coupon: Semi-Annual
Coupon Rate:  Y1-5: 3.00%
Y6-10: 4.25%
Y11-Y15: 5.50%
YTM: 4.08%

RBC CAPITAL MARKETS	CALLABLE FIXED RATE NOTES

RBC Capital Markets
RBC Capital Markets is a premier investment bank that provides a focused set of products and services to corporations, institutional investors and governments around the world. With more than 7,000 professionals, we operate out of 70 offices in 15 countries across North America, the U.K., Europe, and the Asia-Pacific region.

We work with clients in over 100 countries around the globe to deliver the expertise and execution required to raise capital, access markets, mitigate risk and acquire or dispose of assets. According to Bloomberg and Dealogic, we are consistently ranked among the largest global investment banks.
Royal Bank of Canada
RBC Capital Markets is part of a leading provider of financial services, Royal Bank of Canada (RBC). Operating since 1869, RBC is one of the top 15 largest banks in the world and the fifth largest in North America, as measured by market capitalisation. With a strong capital base and consistent financial performance, RBC is among a small group of highly rated global banks.

Total Revenue	C$8.8 billion
Net Income	C$2.5 billion
Market Capitalization	US$92.9 billion1
Credit Rating	Aa3 (Moody’s) AA- (S&P)2
Clients	16 million
Countries	41
Employees	78,000
* As of April 30, 2015

rbccm.com

1. FY2013: As at December 11, 2013. Volume are in CAD$ (Excludes Deposits, Repos & FX) 2. FY2013: As at December 11, 2013   3. Source: Bloomberg, as of February 21, 2013. 4. Based on senior debt ratings. This communication is for informational purposes only. It is not intended as an offer or solicitation for the purchase or sale of any financial instrument, investment product or service. The informationcontained herein, has been compiled from sources believed to be reliable, but no representation or warranty, express or implied, is made by RBC Capital Markets or any of its businesses or representatives, as to its accuracy, completeness or correctness. To the full extent permitted by law, neither RBC Capital Markets nor any of its businesses or representatives, accepts any liability whatsoever arising from the use of this communication. RBC Capital Markets is a registered trademark of Royal Bank of Canada. RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (member FINRA, NYSE, and SIPC); RBC Dominion Securities, Inc. (member IIROC and CIPF), RBC Europe Limited (authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority), Royal Bank of Canada – Sydney Branch (ABN 86 076 940 880) and RBC Capital Markets (Hong Kong) Limited (regulated by SFC). ® Registered trademark of Royal Bank of Canada. Used under license. © Copyright 2014. All rights reserved. Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for any offering to which this document relates. Before you invest, you should read those documents and the other documents relating to the offering that we have filed with the SEC for more complete information about us and the offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec. gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in the offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

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